SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MORGANS HOTEL GROUP CO.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

61748W108

(CUSIP Number)

J. Bryant Kirkland III

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 61748W108

1	NAME OF REPORTING PERSON ACCOMMODATIONS ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -
	8	Shared Voting Power 2,459,788
	9	Sole Dispositive Power -
	10	Shared Dispositive Power 2,459,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,459,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP Number 61748W108

1	NAME OF REPORTING PERSON VECTOR GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -
	8	Shared Voting Power 2,459,788
	9	Sole Dispositive Power -
	10	Shared Dispositive Power 2,459,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,459,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based upon 34,764,261 shares of common stock outstanding as of April 1, 2016 as reported in the Company’s proxy statement.

CUSIP Number 61748W108

PRELIMINARY STATEMENT

This Amendment No. 4 amends the Schedule 13D filed by Accommodations Acquisition Corporation, a Delaware corporation (“AAC”), and Vector Group Ltd., a Delaware corporation (“Vector”), with the Securities and Exchange Commission (“SEC”) on August 12, 2011, as amended on May 19, 2014, March 16, 2015 and May 19, 2015 (the “Schedule 13D”) , relating to the common stock, par value $0.01 per share, of Morgans Hotel Group Co., a Delaware corporation (the “Company”). AAC is a wholly-owned subsidiary of Vector. The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, NY 10018.

ITEM 4. PURPOSE OF TRANSACTIONS

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Securities were acquired with a view towards the Reporting Persons potentially influencing material business decisions relating to the future of the Company. On March 15, 2015, Howard M. Lorber, President and Chief Executive Officer of Vector, was appointed to the Company’s Board of Directors. On May 19, 2015, Mr. Lorber was elected to serve as Chairman of the Company’s Board of Directors.

The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities.

On May 9, 2016, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SBEEG Holdings, LLC, a Delaware limited liability company (“Acquirer”), and Trousdale Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Acquirer (“Merger Sub”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in the Merger, and each outstanding share of common stock of the Company will cease to be outstanding and will be converted into the right to receive $2.25 in cash.

Concurrently with the execution of the Merger Agreement, AAC entered into a voting agreement in favor of the Acquirer (the “Voting Agreement”), pursuant to which AAC agreed, among other things, to vote its shares of common stock of the Company in favor of the adoption of the Merger Agreement, against any alternative merger, consolidation, combination or sale of substantially all of the Company’s assets or any reorganization, recapitalization, dissolution, liquidation or winding-up of the Company other than the Merger. AAC also agreed not to vote in favor of any alternative takeover proposal or any amendment to the Company’s organizational documents that would be reasonably expected to prevent the consummation of the Merger Agreement. Pursuant to the Voting Agreement, AAC executed an irrevocable proxy in favor of the Acquirer to such effect. In addition, pursuant to the Voting Agreement, AAC is prohibited from transferring its shares of common stock of the Company to any person other than its affiliates without the written consent of the Acquirer. The Voting Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms, in the event the Company’s board of directors withdraws or modifies its approval or recommendation of the Merger and/or the Merger Agreement and approves or recommends an unsolicited superior acquisition proposal, or in the event the Company’s board of directors amends the Merger Agreement in a manner that reduces the merger consideration or changes the form of the merger consideration without ACC’s written consent. The Acquirer has agreed with AAC that in the event it enters into a voting agreement with another holder of capital stock of the Company that provides rights and benefits to such holder that are different than those of AAC, the Acquirer shall offer AAC the opportunity to obtain such rights and benefits.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

CUSIP Number 61748W108

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by addition of the following:

As described in Item 4 above, AAC has entered into the Voting Agreement with respect to its shares of common stock of the Company. Reference is made to the form of voting agreement filed hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by addition of the following:

Exhibit 1	Voting Agreement, dated May 9, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2016

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Senior Vice President, Treasurer and Chief Financial Officer

ACCOMMODATIONS ACQUISITION CORP.

By:	/s/ Marc N. Bell
Marc N. Bell
Vice President